# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Playa Hotels & Resorts N.V., CIK 0001692412
CUSIP: N70544106
Title of class of securities: Ordinary Shares, par value 0.10 euros per share
Address of issuer's principal executive offices: KEIZERSGRACHT 555, 1017 DR, AMSTERDAM, Netherlands (P7), NA
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-20-001334
Filed by CIK 0001525362

## Reporting persons
- HG Vora Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,500,000; sole dispositive power 0; shared dispositive power 12,500,000; aggregate amount beneficially owned 12,500,000 (10.3% of the class)
- Parag Vora: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,500,000; sole dispositive power 0; shared dispositive power 12,500,000; aggregate amount beneficially owned 12,500,000 (10.3% of the class)

## Item 1. Issuer
Name of issuer: Playa Hotels & Resorts N.V.
Address of issuer's principal executive offices: KEIZERSGRACHT 555, 1017 DR, AMSTERDAM, Netherlands, NA

## Item 2. Person Filing
Name of person filing: This statement is filed by HG Vora Capital Management, LLC, a Delaware limited liability company (the "Investment Manager"), and Parag Vora, the Manager of the Investment Manager (the 'Principal"). The foregoing persons hereinafter sometimes are referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence: The business office address of the Reporting Persons is 330 Madison Avenue, 21st Floor, New York, NY 10017.
Citizenship: The Investment Manager is a Delaware limited liability company. The Principal is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, may be deemed to beneficially own: 12,500,000 Ordinary shares
Percent of class: 10.3
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 12,500,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 12,500,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HG Vora Capital Management, LLC: Parag Vora, Manager (02/14/2025)
- Parag Vora: Parag Vora, Parag Vora (02/14/2025)